UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 6)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company)

WILLIAM LYON HOMES

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed on March 31, 2006 with the Securities and Exchange Commission (the “SEC”) by William Lyon Homes (the “Company”), a Delaware corporation, as previously amended on April 3, 2006, April 11, 2006, April 20, 2006, April 25, 2006 and May 2, 2006, relating to the tender offer by General William Lyon (“General Lyon” or the “Offeror”) pursuant to which the Offeror has offered to purchase all of the outstanding common stock of the Company (the “Common Stock”) that he does not beneficially own. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror on March 17, 2006 with the SEC, as amended or supplemented. On March 17, 2006, the Company’s board of directors (the “Board”) formed a special committee of independent directors (the “Special Committee”) to evaluate the tender offer, to prepare, file and distribute this Statement, and to take all other action necessary, appropriate, or advisable regarding the tender offer.

Item 8.	Additional Information.

The following information is hereby added under Item 8 of the Statement.

Expiration of the Offer; Subsequent Offering Period

The Offer expired at 12:00 midnight, New York City time, on May 12, 2006. The amended Schedule TO filed by General Lyon on May 15, 2006 indicated that, according to preliminary information from Computershare Trust Company of New York, the depositary for the Offer, 1,645,660 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, including approximately 349,417 Shares tendered by notice of guaranteed delivery. Together with the shares already owned by General Lyon and the Trusts, the tendered Shares represent in excess of 90% of the Common Stock. The amended Schedule TO also indicated that: (i) excluding 20,800 Shares tendered thus far by Wade H. Cable, the Company’s President and Chief Operating Officer, the number of Shares tendered and not withdrawn represents approximately 73.6% of the Common Stock not owned by General Lyon, the Trusts and the Company’s officers and directors immediately prior to the commencement of the Offer, which thus satisfies the non-waivable “majority of the minority” condition of the Offer; and (ii) the final count of Shares tendered, including guaranteed deliveries, will be available by May 18, 2006.

According to the amended Schedule TO, General Lyon also announced the commencement of a subsequent offering period of three business days, which will expire at 12:00 midnight, New York City time, on Wednesday, May 17, 2006, unless it is extended, and that as promptly as practicable after expiration of the subsequent offering period, General Lyon intends to effect a “short-form” merger of the Company with a newly formed Delaware corporation in which all remaining holders of the Shares will receive the same consideration as that received by holders who tendered in the Offer.

Item 9.	Exhibits.

The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(20)	Press Release issued by General William Lyon on May 15, 2006 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 8 to the Schedule TO filed by General Lyon on May 15, 2006)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM LYON HOMES

Dated: May 16, 2006	By:	/s/ Harold H. Greene

	Name:	Harold H. Greene

	Title:	Director and Chairman of the Special Committee*

*	Evidence of authority to sign on behalf of William Lyon Homes was previously filed as Exhibit (a)(14) to the Schedule 14D-9/A filed on April 11, 2006.

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